

October 14, 2016

Via E-mail
Mr. Carlos E. Galvez Pinillos
Chief Financial Officer
Buenaventura Mining Company, Inc.
Las Begonia S415 Floor 19
San Isidro, Lima 27, Peru

> **Re:** **Buenaventura Mining Company, Inc.**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed May 2, 2016**
> **File No. 001-14370**

Dear Mr. Galvez Pinillos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis

Yanacocha

Results of Operations for the Years Ended December 31, 2015 and 2014, page 98

1.   You attribute the $170 million decrease to cost applicable to sales to a $218 million decrease in operating costs, a $6 million decrease in workers' profit participation, a $31.3 million decrease in inventory write downs, a $50 million decrease in inventory variation and a $137 million decrease in depreciation, depletion and amortization to arrive at a total decrease of $442.3 million. Please expand your disclosure to describe the movements that offset these decreases to arrive at the $170 million change in your cost applicable to sales.

Report of Registered Independent Accounting Firm, Page F-102

2.   The audit report states the audit of your financial statements was conducted in accordance with International Audit Standards approved for application in Peru by the Board of Deans of the Institute of Chartered Accountants of Peru. Please amend and revise to state, if true, that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

3.   Please obtain and file a revised audit report which references International Financial Reporting Standards as issued by the International Accounting Standards Board consistent with your disclosure about your basis for preparation at note 2.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brian McAllister at (202) 551-3341 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3650 with any questions.

                                        Sincerely,

                                        /s/Craig Arakawa

                                        Craig Arakawa
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel and
                                        Mining